UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

InterXion Holding N.V.

File No. 333-171662 - CF# 25132

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InterXion Holding N.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on January 12, 2011, as amended.

Based on representations by InterXion Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through December 31, 2019
Exhibit 10.4	through December 7, 2015
Exhibit 10.5	through August 15, 2015
Exhibit 10.6	through Novembr 30, 2019
Exhibit 10.7	through April 2, 2018
Exhibit 10.8	through December 31, 2019
Exhibit 10.9	through December 7, 2020
Exhibit 10.10	through December 31, 2015
Exhibit 10.11	through July 31, 2017
Exhibit 10.12	through March 20, 2015
Exhibit 10.13	through April, 5, 2015
Exhibit 10.18	through July 8, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director